July 12, 2007

VIA U.S. MAIL AND FACSIMILE

Jonathan L. Kravetz, Esq.
Michael L. Fantozzi, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

> **Re: Registration Statement on Form F-4/A**
> **File No. 333-143791**
> **Schedule TO-T/A; File No. 5-46641**
> **Filed July 5, 2007 by Qiagen N.V. et al.**

Ladies and Gentlemen:

    We have reviewed your filings, and have the following comments. Please be
advised that we may also have additional comments after reviewing your responses.

Form F-4/A

General

1. We have reviewed the response given in reply to prior comment number one, and
    do not agree with the conclusion. As the Form F-4 adopting release that indicates
    "[a] post-effective amendment would have to be filed to provide information with
    respect to the second step merger." Refer to Securities Act Release No. 6579
    (April 23, 1985). Please revise the registration statement to remove the
    implication that Qiagen has no intention to file a post-effective amendment.

    Selected Historical Consolidated Financial Information, page 12

2. Because the financial information required by Item 1010(a) and (b) has been
    incorporated by reference into Schedule TO, all of the summarized financial
    information required by Item 1010(c) must be disclosed in the disclosure
    document furnished to security holders. Consolidated financial data does not
    serve to fully substitute for summarized financial data. Revise to include
    complete summarized financial information required by Item 1010(c) of
    Regulation M-A. See Instruction 6 to Item 10 of Schedule TO.

Qiagen N.V. et al.
Form F-4/A and SC TO-T/A filed July 5, 2007
SEC Comment Letter dated July 12, 2007
Page 2

Please note that Item 1010(c) requires that the summary of the information has to be presented for the same periods specified in Items 1010(a) and (b) of Regulation M-A. In addition, the revised summarized financial information must provide all of the information required by Item 102(bb) of Regulation S-X and not consolidated balance sheet data. Qiagen also remains responsible for evaluating its compliance with the balance of the disclosure required by Item 1010(c) of Regulation M-A, and must ensure that all of the previously disclosed information and newly revised disclosure is accompanied by a reconciliation to U.S. GAAP. Refer to Instructions 6 and 8 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Unaudited Pro Forma Condensed Combined Financial Information, page 16

3. In the introduction on this page and in Note 1 on page 20, the filings indicates that a third-party valuation firm was engaged to assist management in its determination of the fair value of certain intangible assets acquired in the merger with Digene. This reference suggests to security holders that reliance has been placed on this firm, which we believe requires the firm be named in your filing. Please revise the Form F-4 to name this firm, identify this firm as an Expert on page 108 and to provide their consent. Alternatively, please remove the reference to this firm.

Closing Comments

As appropriate, please amend the registration statement and/or Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Qiagen N.V. et al.
Form F-4/A and SC TO-T/A filed July 5, 2007
SEC Comment Letter dated July 12, 2007
Page 3

Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.

You may contact me on any questions regarding the comments at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions